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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 9)

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                      SHOREWOOD PACKAGING CORPORATION
                         (Name of Subject Company)

                      SHOREWOOD PACKAGING CORPORATION
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                 825229107
                   (CUSIP Number of Class of Securities)

                           Andrew N. Shore, Esq.
               Vice President, General Counsel and Secretary
                      Shorewood Packaging Corporation
                              277 Park Avenue
                          New York, New York 10172
                         Telephone: (212) 371-1500
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                              With a Copy to:

                          Jeffrey W. Tindell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000

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      Shorewood Packaging Corporation, a Delaware corporation ("Shorewood"), hereby amends and supplements its Solicitation/Recommendation Statement on
 Schedule 14D-9 initially filed with the Securities and Exchange Commission on December 16, 1999 (the "Schedule 14D-9"), relating to the offer by Sheffield, Inc., a Delaware corporation ("Sheffield") and a wholly owned subsidiary of Chesapeake Corporation, a Virginia corporation
 ("Chesapeake"), to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Shorewood, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of June 12, 1995, between Shorewood and The Bank of New York, as Rights Agent.

 ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

      Item 7 is hereby amended and supplemented as follows:

      In recent weeks, the Shorewood Board has been actively evaluating strategic alternatives to enhance value for all Shorewood stockholders. As part of this process, Shorewood has had meaningful discussions with interested parties, both solicited and unsolicited, about alternatives that would create value in excess of Chesapeake's current offer. There can be no assurance that any discussions concerning strategic alternatives will result in any transaction being authorized or consummated.

 ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 is hereby amended and supplemented as follows:

      On February 7, 2000, the Court of Chancery of the State of Delaware (the "Court of Chancery"), following a three day trial, issued a memorandum opinion in the litigation between Shorewood and Chesapeake. The Court of Chancery enjoined Shorewood's Amended Super Majority By-law. The Court of Chancery rejected Shorewood's claims that Delaware law prohibits stockholders from voting to eliminate Shorewood's classified board structure and subsequently seating a new board. In addition, the Court of Chancery ruled that Chesapeake was not an "interested stockholder" under
 Section 203 of the Delaware General Corporation Law. Shorewood is presently studying the Court of Chancery's decision and is considering whether to appeal the decision.

      On February 8, 2000, Sheffield furnished Shorewood with a letter requesting pursuant to Section 6 of Article VI of Shorewood's By-laws that the Shorewood Board set a record date for Chesapeake's proposed Consent Solicitation.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented as follows:

 Exhibit No.    Description
 -----------    -----------
 29             Press release issued by Shorewood Packaging Corporation
                on February 7, 2000.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 SHOREWOOD PACKAGING CORPORATION


                                 By: /s/ Andrew N. Shore
                                    --------------------------------------
                                    Name:  Andrew N. Shore
                                    Title: Vice President, General Counsel
                                             and Secretary

 Dated:  February 9, 2000